United States securities and exchange commission logo





                               August 17, 2022

       Tammy Brandt
       Chief Legal Officer
       FaZe Holdings Inc.
       720 N. Cahuenga Blvd.
       Los Angeles, California 90038

                                                        Re: FaZe Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 1,
2022
                                                            File No. 333-266435

       Dear Ms. Brandt:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 1, 2022

       Cover Page

   1. Please disclose the price per share that the Sponsor and its affiliate, B. Riley Principal
                                                        Investments, LLC, paid
for the shares purchased in the PIPE Investment, and revise to clarify the total
amount and price per share that third-party PIPE investors paid at closing.
                                                        Additionally, with
respect to the securities being registered for resale that underlie the
                                                        Private Placement
Units, please disclose the price paid for the Private Placement Units issued at the time of
B. Riley Principal 150 Merger Corp.'s IPO. Last, for the shares being registered for resale
that are held by the pre-Business Combination securityholders of
                                                        FaZe, also disclose the
price paid for such securities.
   2. We note your disclosure that "[a]pproximately 66% of the total shares of Common Stock outstanding as of July
19, 2022 are being registered for resale under this prospectus," as
 Tammy Brandt
FaZe Holdings Inc.
August 17, 2022
Page 2
         well as your disclosure on page 90 that "[t]he shares of Common Stock offered for resale by the Selling Holders in this prospectus represents approximately 97% percent of our
         Common Stock outstanding as of July 19, 2022." Please revise to reconcile your disclosure here, and in doing so, please ensure that you also disclose the amount of shares being registered as a percentage of your total public float. In this regard, we note your disclosure on page 44 that 15,883,395 public shares, or 92% of your public shares, were redeemed in connection with your business combination, thereby indicating that the shares being registered will constitute a considerable percentage of your public float and that the related sales of such shares could significantly impact your public trading price.
3. We note your disclosure that "[d]espite such a decline in price, our Sponsor and the FaZe securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which its shares were purchased." Please disclose here the price at which the public securityholders acquired their shares and warrants, as you discuss on page 35, and also disclose here that public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Additionally, please disclose the potential profit that such selling securityholders will earn based on the current trading price. Lastly, please make conforming changes in your risk factor entitled "The sale of all of the securities registered for resale hereunder . . . " on page 34, and expand such risk factor discussion to also (i) disclose the price paid for the securities held by the pre-
         closing securityholders of Faze, and (ii) to the extent applicable, highlight that such private securityholders may have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 89

4. We note your disclosure on the cover page that "[f]or so long as the warrants remain "out-
         of-the money," we do not expect warrantholders to exercise their Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise." As applicable, please describe how this impacts your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. We note your disclosure that you "may need additional cash due to changing business conditions or other developments." Please discuss the effect of this offering on the
FirstName LastNameTammy Brandt
       company's ability to raise additional capital, including the impact of potential negative
Comapany    NameFaZe
       pressure        Holdings
                on the price      Inc.common stock and warrants as a result of
the proposed
                             of your
Augustresale.
        17, 2022 Page 2
FirstName LastName
 Tammy Brandt
FirstName LastNameTammy    Brandt
FaZe Holdings Inc.
Comapany
August 17, NameFaZe
           2022      Holdings Inc.
August
Page 3 17, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Laura Kaufmann Belkhayat